Mail Stop 3561

June 4, 2009

Bruce A. Williamson
Chairman, President and Chief Executive Officer
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, TX 77002

> **Re: Dynegy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2009**
> **File No. 001-33443**

Dear Mr. Williamson:

We have reviewed your response letter dated May 15, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

1. We note your response to comment 1 in our letter dated May 15, 2009. We reissue our comment. As you acknowledged, Item 610(b)(10) of Regulation S-K does not contain a materiality provision for schedules and exhibits to agreements required to be filed. Please file with your next periodic or current report complete copies of these agreements including all exhibits, attachments and schedules.

Definitive Proxy Statement on Schedule 14A

Market Competitiveness, page 28

2. We note your response to comment 3 in our letter dated May 15, 2009. We reissue our comment. The disclosure on page 30 of your proxy statement

Bruce A. Williamson
Dynegy Inc.
June 4, 2009
Page 2

indicates that you "target the 50th percentile [of the general survey data] as a competitive level of pay." To the extent you benchmark any component of compensation against the information you have identified in the proxy statement, you should identify the components of such data.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director